United States
Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 20, 2005
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1.02. Termination of a Material Definitive Agreement.
Item 9.01. Financial Statements and Exhibits
Signatures
EXHIBIT 99.1

Item 1.02.  Termination of a Material Definitive Agreement.
          Effective September 20, 2005, Sify Limited (“Sify”) entered into a Termination and Amendment Agreement (the “Agreement”) with its existing investor, Satyam Computer Services Limited (“Satyam”), a copy of which is attached as Exhibit 99.1. Pursuant to the Agreement, Satyam irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement, dated October 7, 2002, by and among Sify, Satyam, SAIF Investment Company Limited and Venture Tech Solutions Private Limited.
Item 9.01.  Financial Statements and Exhibits
          (d) Exhibits.

99.1	Termination and Amendment Agreement, effective September 20, 2005, by and between Sify Limited and Satyam Computer Services Limited.

Signatures
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 5, 2005

SIFY LIMITED
By:	/s/ Anil Ahuja
	Name:	Anil Ahuja
	Title:	Chief Financial Officer

Exhibit Index

Exhibits	Description
99.1	Termination and Amendment Agreement, effective September 20, 2005, by and between Sify Limited and Satyam Computer Services Limited.